                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the Month of May 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X      Form 40-F
                                       -----            -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby
            furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No X
                                 -----           -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

CHANGE OF PRESIDENT & CHIEF EXECUTIVE OFFICER

On May 17, 2005, Shinhan Financial Group announced that Mr. In-Ho Lee has been appointed as new president & Chief Executive Officer by the Board of Directors. Mr. Lee has been a founding member of Shinhan Bank with seasoned experiences such as General Manager of Treasury Department, General Manager of Operation Department, Senior Executive Director, and Deputy President before becoming the President and CEO of Shinhan Bank during 1999 and 2003. Especially, during his tenure as President and CEO of the Bank, he successfully led Shinhan to become a leading bank overcoming the financial crisis in late 90's in Korea based on enhancement in credit risk management, building capital with GDR, and restructuring operation structure of the Bank.





DETERMINATION OF EXERCISABLE NUMBER OF STOCK OPTIONS GRANTED TO EXECUTIVE OFFICERS AND EMPLOYEES OF SHINHAN FINANCIAL GROUP AND ITS SUBSIDIARIES

On May 17, 2005, the exercisable number of stock options granted on May 15, 2003 to executive officers and employees of Shinhan Financial Group and its subsidiaries was determined as terms of the exercise conditions were finalized. The original number of stock options granted to executive officers and employees was 1,156,300 shares, among which, 146,010 options were cancelled. Therefore, the exercisable number of stock options granted on May 15, 2003 is 1,010,290 shares. The payment method was also determined as to pay the grantees cash in an amount to the difference between the exercise price and the market price of shares at the exercise date.

                             Original           Number of          Exercisable
                            number of           cancelled           number of
   Grantee               options granted         options          stock options
------------------       ---------------        ---------         -------------

Executive Officers           640,000             122,664              517,336
Employees                    516,300              23,346              492,954
                           ---------             -------            ---------
     Total                 1,156,300             146,010            1,010,290
                           =========             =======            =========



The following is detailed information on exercisable number of stock options granted to executive officers on May 15, 2003.

                           Position held at                              Number of       Exercisable
Name of Grantee          (on the grant date)          Original number    cancelled        number of
                               (Note 1)            of options granted     options       stock options
----------------       -----------------------     ------------------    ----------     -------------

  Eung Chan Ra         Shinhan Financial Group          100,000            4,610           95,390
 Young Hwi Choi        Shinhan Financial Group           90,000            4,149           85,851
 Bhang Gil Choi        Shinhan Financial Group           20,000              922           19,078
   Min Ky Han          Shinhan Financial Group           20,000              922           19,078
 Youn Soo Song         Shinhan Financial Group           20,000            4,681           15,319
 Sang Hoon Shin              Shinhan Bank                80,000            2,840           77,160
 Hong Soon Moon              Shinhan Bank                20,000           11,688            8,312
  Jae Woo Lee                Shinhan Bank                20,000              710           19,290
  Joong Ok Huh               Shinhan Bank                20,000              710           19,290
 Sahng-Dae Kim               Shinhan Bank                20,000              710           19,290
 Gwang Lim Youn              Shinhan Bank                20,000              710           19,290
  Woo Seop Cho               Shinhan Bank                20,000            4,510           15,490
  Hee Soo Kim                Shinhan Bank                20,000              710           19,290
  Do Heui Han                Shinhan Bank                20,000              710           19,290
Christopher Shin             Shinhan Bank                15,000           10,191            4,809
  Dae Woon Lee               Shinhan Bank                15,000           10,191            4,809
 Sung Kyun Hong              Shinhan Card                30,000           25,016            4,984
  Tae Kyu Lee                Shinhan Card                10,000            8,339            1,661
 Seong Won Kim               Shinhan Card                10,000            8,339            1,661
 Woo Yeob Shim               Shinhan Card                10,000            8,339            1,661
 Dong Girl Lee             Shinhan Capital               30,000                0           30,000
 Yun Kang Jung             Shinhan Capital               10,000            6,676            3,324
Myoung Kee Jang            Shinhan Capital               10,000            6,991            3,009
Beom Seong Shin          Shinhan Credit Info.            10,000                0           10,000
                                                        -------          -------          -------
   Total                          -                     640,000          122,664          517,336
                                                        =======          =======          =======




Note 1) The Grantees were executive officers of the relevant company on the grant date, May 15, 2003. Their current positions might be different from those on the grant date.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : May 17, 2005